Management Team Bios

3/5/19 – JB

Gaetano Scuderi, MD

Founder and Chairman of the Board

Gaetano Scuderi, MD is the Founder and CEO of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.

Antonio Carvalho, CPA

CEO and CFO

Mr. Carvalho has more than 25 years' experience developing, manufacturing, and commercializing innovative products in the pharmaceutical and consumer product industries. He served as Vice President of Finance for the Global Oncology business unit of Novartis Pharmaceuticals, where he had financial oversight for the unit's 20 product launches in a 5 year span. Prior to this role, Mr. Carvalho was the General Manager for Novartis' US Pharmaceutical manufacturing unit. His other roles at Novartis included CFO Latin America, CFO US Ophthalmics, and Vice President and Controller for Novartis' US Pharmaceutical Division. Mr. Carvalho has a BBA in Accounting from Iona College (New Rochelle, NY) and is a Certified Public Accountant.

Joey Bose

President

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and a MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).

<u>Lewis Hanna, PhD</u>

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a post-doctoral fellowship at Cornell University (Ithaca, NY).